Raymond Chabot Grant Thornton LLP Chartered Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation of our report, dated February 20, 2006, with respect to the consolidated financial statements of Cambior Inc. as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, which report is included in this Annual Report on Form 40-F.

/s/ Raymond Chabot LLP Grant Thornton

Chartered Accountants

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March 29, 2006

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